STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is made as of October 13, 2011 (the “Signing Date”), by and among Capsalus Corp., a Nevada corporation (the “Purchaser”) and GeneLink, Inc., a Pennsylvania corporation (the “Seller”).

W I T N E S S E T H:

WHEREAS, the Seller owns all of the outstanding shares of capital stock (the “Shares”) of GeneWize Life Sciences, Inc., a Delaware corporation (the “Company”); and

WHEREAS, upon the terms and conditions and for the purchase price set forth herein, the Seller desires to sell, transfer and assign to the Purchaser, and the Purchaser desires to purchase from the Seller, the Shares.

NOW, THEREFORE, intending to be legally bound and in consideration of the mutual provisions set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1
DEFINITIONS AND CONSTRUCTION

Section 1.1          Definitions.  For the purposes of this Agreement and the Ancillary Agreements:

“Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person.  For purposes of this definition, “control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities, by contract or otherwise.  For the avoidance of doubt, “Affiliates” of the Purchaser shall include Gene Elite, LLC, Gene Pro Elite, LLC,  The Longaberger Company and any other marketing channels or entities that Purchaser may develop in the future.

“Affiliated Group” means a group of corporations with which the Company has filed consolidated, combined, unitary or similar Tax Returns.

 “Alternative Transaction Proposal” means any offer, inquiry, proposal or indication of interest (other than an offer, inquiry, proposal or indication of interest by the Purchaser or an Affiliate of the Purchaser, relating to an Alternative Transaction).

“Business Day” means any day other than Saturday, Sunday or any day on which banking institutions in New York, New York are closed either under applicable law or action of any Governmental Authority.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Intellectual Property” means any Intellectual Property that is owned by the Company in the conduct of the Company’s business as now conducted and as presently proposed to be conducted.

“Company Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA) (excluding any “multiemployer plan” (as defined in Section 3(37) of ERISA)) and any other plan, Contract or arrangement involving direct or indirect compensation, including insurance coverage, sick leave, disability, health benefits, vacation policies, severance benefits, change in control benefits, deferred compensation, bonuses, stock options, stock purchase, stock awards, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation  that (i) is sponsored or maintained by the Company or the Seller for the benefit of any Employees or their beneficiaries, (ii) has been approved by the Company or the Seller for the benefit of any Employees or their beneficiaries but is not yet effective or (iii) was previously maintained by the Company or the Seller for the benefit of any Employees or their beneficiaries and with respect to which the Company has any liability.

“Contract” means any contract, agreement, lease, license, commitment, understanding, franchise, warranty, guaranty, mortgage, note, bond or other instrument or consensual obligation that is legally binding.

“Employee” means any current director, officer or employee of the Company.

“Encumbrance” means any lien, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever other than restrictions on the transferability of securities arising under applicable securities laws.
“Gene Elite” means Gene Elite, LLC, an affiliate of the Purchaser.

“Governing Documents” means any charter, articles, bylaws, certificate, statement, statutes or similar document adopted, filed or registered in connection with the creation, formation or organization of an entity.

“Governmental Authority” means any national, federal, state, provincial, county, municipal or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, ministry or other similar body exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established to perform any of such functions.

“Indebtedness” means any of the following: (a) any indebtedness for borrowed money, (b) any obligations evidenced by bonds, notes or other similar instruments, (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current Liabilities arising in the ordinary course of business, (d) any obligations as lessee under capitalized leases, (e) any indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property, (f) any obligations, contingent or otherwise, under acceptance credit, letters of credit or similar facilities, and (g) any guaranty of any of the foregoing.

“Intellectual Property” means all patents, patent applications, trademarks, trademark applications, service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in to and under any of the foregoing.

“LDA” means that certain Licensing and Distribution Agreement entered into on the Signing Date by and between the Seller and Gene Elite.

“Liabilities” of any Person shall mean all obligations and liabilities or such Person (i) for Indebtedness (ii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (iv) under letters of credit or acceptance facilities, (v) secured by any lien, claim, charge, mortgage, pledge, security interest, equity, restriction or other encumbrance on the Company’s assets or property or (vi) in the nature of guarantees, endorsements (other than for collection or deposit in the ordinary course of business) and other contingent obligations to purchase, to provide funds for payment, to supply funds to invest in any Person or otherwise to assure a creditor against loss, including guarantees of the obligations described in clauses (i) through (vi) above to any other Person.

“Management Agreement” means that certain Interim Management Agreement entered into on the Signing Date by and between the Company and the Purchaser.

“Person” means an individual, partnership, corporation, limited liability company or any other entity, joint stock company, unincorporated organization or association, trust or joint venture, or a Governmental Authority.

“Superior Proposal” means a bona fide, unsolicited written Alternative Transaction Proposal made by a third party and received by the Board of Directors of the Seller or the Company that such Board of Directors determines in good faith, taking into account all legal, financial, regulatory, timing, and other aspects of the proposal and the Person making the proposal:  (a) is reasonably likely to be consummated on the terms proposed, (b) the consideration offered is greater than the Total Consideration, and (c) is otherwise on terms that in the reasonable opinion of such Board of Directors will result in a more favorable transaction to the shareholders of the Seller than the transactions contemplated by this Agreement.

“Tax” means, (a) any federal, state, local, foreign, or other tax, charge, fee, duty (including customs duty), levy or assessment, including any income, gross receipts, net proceeds, alternative or add-on minimum, corporation, ad valorem, turnover, real property, personal property (tangible or intangible), sales, use, franchise, excise, value added, stamp, leasing, lease, user, transfer, fuel, excess profits, profits, occupational, premium, interest equalization, windfall profits, severance, license, registration, payroll, environmental (including taxes under Section 59A of the Code), capital stock, capital duty, disability, estimated, gains, wealth, welfare, employee’s income withholding, other withholding, unemployment or social security or other tax of whatever kind (including any fee, assessment or other charges in the nature of or in lieu of any tax) that is imposed by any Governmental Authority, whether disputed or not and including any obligations to indemnity or otherwise assume or succeed to the Tax liability of any other Person; and (b) any interest, fines, penalties or additions resulting from, attributable to, or incurred in connection with any items described in this paragraph.  For the avoidance of doubt, the term “Tax” also includes any penalties relating to foreign bank account reports.

“Tax Return” means any report, return, declaration, claim for refund, notice, account or information return or statement related to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

ARTICLE 2
THE TRANSACTION

Section 2.1          Sale and Purchase of Shares.  In accordance with the provisions of this Agreement, at the Closing, the Seller will sell, transfer and assign to the Purchaser, and the Purchaser will purchase and acquire from the Seller, all of the Shares, free and clear of any Encumbrances.

Section 2.2           Purchase Price. Subject to the other terms and provisions of this Agreement, the purchase price to be paid by the Purchaser to the Seller for the Shares shall be an amount equal to Five Hundred Thousand and 00/100 Dollars ($500,000) (the “Purchase Price”).

Section 2.3            Earnout Consideration.

(a)           Calculation of Earnout Consideration:  The Purchaser shall pay to the Seller earn-out consideration (“Earnout Consideration,” together with the Purchase Price, the “Total Consideration”) of the greater of (1) Twenty Five Thousand and 00/100 Dollars ($25,000) per calendar month (the “Monthly Base Amount”) or (2) 15% of the Company’s Gross Revenues generated during the preceeding calendar month (the “Monthly Earnout Amount” each of which shall be the “Monthly Earnout” in the applicable calendar month).  The Purchaser shall pay the Monthly Earnout as provided in Section 2.3(b), beginning as of the second full calendar month following the Closing Date and ending sixty (60) calendar months thereafter.  “Gross Revenues” shall mean all revenues realized by the Company excluding returns, discounts and allowances.

(b)           Payment of Earnout Consideration. On the last day of each month that a Monthly Earnout is payable, the Purchaser shall pay to the Seller the Monthly Base Amount on or before the last day of each such month.  Not later than ten (10) days after the end of each calendar month in which the Purchaser must pay the Seller the Monthly Earnout (the “Earnout Period”), the Purchaser shall provide to the Seller a written notice containing its calculation of the amount, if positive, that is the difference of (i) the Monthly Earnout Amount less (ii) the Monthly Base Amount (the “Earnout Gross Up Amount”), together with reasonably detailed data supporting such calculation (the “Earnout Notice”).  The Purchaser shall give the Seller and its advisors timely access to all books and records reasonably required to verify such calculations.  Not later than fifteen (15) days after receipt of the Earnout Notice (the “Earnout Review Period”), the Seller may deliver a dispute notice to the Purchaser (the “Dispute Notice”), notifying the Purchaser of the Seller’s proposed adjustments to, or disputes with, the Purchaser’s calculations.  If the Seller does not deliver a Dispute Notice during the Earnout Review Period, the Purchaser shall, within thirty (30) days after the end of each Earnout Period, pay the Seller the Earnout Gross Up Amount indicated in the Earnout Notice.  If there is a dispute, the Purchaser shall, within thirty (30) days after the end of each Earnout Period pay the Seller the portion of the Earnout Gross Up Amount that is not in dispute and the parties shall in good faith attempt to resolve any disputes.  If the parties can resolve such dispute within thirty (30) days after the receipt by the Purchase of the Dispute Notice, then such agreed upon amount shall be the Earnout Gross Up Amount and the Purchaser shall pay Seller any remaining Earnout Gross Up Amount then due and payable.  If the parties cannot reach agreement in resolving any dispute within such thirty (30) day time period after the Dispute Notice is given by the Seller to the Purchaser, the parties shall jointly select and engage an independent accounting firm (other than the Purchaser’s or the Seller’s accounting firm) (the “Arbiter”) to resolve any remaining disputes regarding the Earnout Gross Up Amount.  If the parties cannot agree on the selection of an independent accounting firm to act as Arbiter, the parties shall request the American Arbitration Association to appoint such a firm, and such appointment shall be conclusive and binding on the parties.  Promptly, but no later than twenty (20) calendar days after acceptance of its appointment as Arbiter, the Arbiter shall determine (it being understood that in making such determination, the Arbiter shall be functioning as an expert and not as an arbitrator), based solely on written submissions by the Purchaser and the Seller, each containing a computation of Earnout Gross Up Amount and not by independent review, only those issues in dispute and shall render a written report as to the resolution of the disputes and the resulting computation of the Earnout Gross Up Amount.  Such written report shall be conclusive and binding on the parties.  All proceedings conducted by the Arbiter shall take place in the Company’s corporate offices.  In resolving any disputed item, the Arbiter (x) shall be bound by the provisions of this Section 2.3 and (y) may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party.  The fees, costs and expenses of the Arbiter shall be jointly paid by the Purchaser and the Seller.

(c)           Total Consideration:  The Total Consideration payable to the Seller under this Agreement shall not exceed an aggregate of Five Million and 00/100 Dollars ($5,000,000), including the Purchase Price.

Section 2.4          Cash Adjustment. The parties acknowledge that on the Signing Date, the Company and the Purchaser are entering into the Management Agreement.  Pursuant to the Management Agreement, a cash adjustment is to be made effective October 1, 2011, whereby the sum of cash and cash equivalents, accounts receivable, inventory, prepaid expenses and deposits, including credit card reserves less the Company’s Liabilities is to equal Zero and 00/100 Dollars ($0) (the “Quick Assets”).  It is contemplated that an appropriate adjustment will have been made between the parties as of the effective date of the Management Agreement.  To the extent that the Quick Assets are greater or less than zero (0) at the time of the Closing, the deficit or surplus of such variance shall be the responsibility or benefit of the Purchaser or Seller, as applicable.

Section 2.5           LDA Amount.  Pursuant to the LDA and as more particularly described in Schedule 3.2 attached thereto, Gene Elite is obligated to advance One Million Five Hundred Thousand and 00/100 Dollars ($1,500,000) (the “LDA Amount”).  As set forth in the LDA, (i) One Million and 00/100 Dollars ($1,000,000) of the LDA Amount is to be paid on the Signing Date (the “LDA Signing Amount”) and (ii) Five Hundred Thousand and 00/100 Dollars ($500,000) of the LDA Amount (the “Remaining LDA Payment”) is to be paid as of the Closing.

Section 2.6            Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place as soon as practicable at the offices of Lowenstein Sandler PC, 65 Livingston Avenue, Roseland, New Jersey 07068 at 10:00 a.m. New York City time or at such other time and place as the Seller and the Purchaser may agree in writing.  The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

Section 2.7             Closing Deliveries; Form of Payment.

(a)           Seller Closing Deliveries.  At the Closing, the Seller shall deliver to the Purchaser:

(i)           a certificate of the secretaries of the Seller and the Company in his or her representative capacity, dated as of the Closing Date, certifying as to the Seller and the Company which he or she represents (A) that true and complete copies of the Governing Documents of such entity, as in effect on the Closing Date (including any amendments thereof), are attached thereto, (B) as to the incumbency and genuineness of the signatures of each officer executing this Agreement, and (C) as to the genuineness of the resolutions (attached thereto) of the Seller’s board of directors authorizing the execution, delivery and performance of this Agreement;

(ii)           certificates representing the Shares, duly endorsed in blank or accompanied by stock powers or a stock transfer form duly executed in blank in form reasonably satisfactory to the Purchaser sufficient to transfer the Shares to the Purchaser free and clear of all Encumbrances;

(iii)           the Closing Certificates; and

(iv)           certificates of good standing, dated not more than five (5) Business Days prior to the Closing Date with respect to the Seller and the Company issued by the presiding Government Authority of the jurisdiction in which each entity was formed.

(b)           At the Closing, the Purchaser will deliver or cause to be delivered to the Seller:

(i)           the Closing Payment by wire transfer of immediately available funds in U.S. dollars to the account specified by the Seller; and

(ii)           a certificate, dated as of the Closing Date, executed by the Purchaser confirming the satisfaction of the conditions specified in Section 6.2.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Purchaser as follows, except as set forth on the disclosure schedule delivered by the Seller to the Purchaser concurrently with the execution and delivery of this Agreement and dated as of the date of this Agreement (the “Seller Disclosure Schedule”):

Section 3.1          Organization and Good Standing.  The Seller is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania.  The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to conduct its business as presently conducted.  The Company is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the nature of its activities requires.

Section 3.2          Authority and Enforceability.  The Seller has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated under this Agreement and thereby by the Seller has been duly authorized by all necessary action on the part of the Seller.  The Seller has duly and validly executed and delivered this Agreement.  Assuming the due authorization, execution and delivery of this Agreement by the Purchaser, this Agreement constitutes the valid and binding obligation of the Seller enforceable against Seller in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) laws governing specific performance, injunctive relief and other equitable remedies.

Section 3.3           No Conflict.

(a)           Neither the execution, delivery and performance of this Agreement by the Seller, nor the consummation by the Seller of the transactions contemplated by this Agreement, will (i) conflict with or violate the Seller’s or the Company’s Governing Documents, (ii) except as disclosed in Section 3.3 of the Seller Disclosure Schedule, result in a breach or default under, or create in any Person the right to terminate, cancel, accelerate or modify, or require any notice, consent or waiver under, any Contract to which the Seller or the Company is a party or to which any of the assets or properties of the Seller or the Company are subject, or (iii) violate any law or judgment applicable to the Seller or the Company.

(b)           Except as set forth in Section 3.3 of the Seller Disclosure Schedule, no consent, waiver, approval, order, permit, Governmental Authorization or other authorization of, or declaration or filing with, or notification to, any Person or Governmental Authority is required on the part of the Seller or the Company in connection with (i) the execution and delivery of this Agreement, the compliance by the Seller and the Company with any of the provisions hereof, or the consummation of the transactions contemplated hereby, or (ii) the continuing validity and effectiveness immediately following the Closing of any Governmental Authorization or Contract of the Company.

Section 3.4           Capitalization and Ownership. The authorized capital stock of the Company and the number of shares of such capital stock that are issued and outstanding, and the beneficial and record ownership thereof, are set forth on Section 3.4 of the Seller Disclosure Schedule.  The Seller is the sole record holder and beneficial owner of all of the Shares, free and clear of all Encumbrances.  Upon payment in full of the Closing Payment, good and valid title to the Shares will pass to the Purchaser, free and clear of any Encumbrances, and with no restrictions on the voting rights or other incidents of record and beneficial ownership of such Shares.  All of the Shares are duly authorized, validly issued, fully paid and nonassessable.  There are no Contracts to which either the Seller or any other Person is a party or bound with respect to the voting (including voting trusts or proxies) of the Shares.  There are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Seller or the Company is a party or which are binding upon the Seller or the Company providing for the issuance or redemption of any of the Shares.

Section 3.5           Financial Statements.  Attached as Section 3.5 of the Seller Disclosure Schedule is (a)  the unaudited, consolidated balance sheet of the Company as of December 31, 2010 and the related unaudited consolidated statement of income for the year ended December 31, 2010 and (ii) the unaudited, consolidated balance sheet of the Company as at August 31, 2011 (the “Balance Sheet Date”) and the related consolidated statement of income of the Company for the eight (8) month period then ended (the “Financial Statements”).  The Financial Statements (x) present fairly in all material respects the financial positions of the Company as of the dates of such Financial Statements and the results of operations for the Company as of such date, in conformity with U.S. GAAP and (y) are prepared in accordance with the books and records of the Company.

Section 3.6            No Undisclosed Liabilities.  The Company does not have any Liabilities as of the date of this Agreement that would be required to be reflected on the Financial Statements in accordance with U.S. GAAP except for Liabilities (i) reflected, reserved against or otherwise disclosed in the Financial Statements, (ii) incurred in the ordinary course of business since the Balance Sheet Date, or (iii) disclosed herein or in the Seller Disclosure Schedule, including Section 3.6 thereof.

Section 3.7          Absence of Certain Changes and Events.  From January 1, 2011 to the date of this Agreement, the Company has operated its business in the ordinary course of business, and except as set forth on Section 3.7 of the Seller Disclosure Schedule, there has not been any:

(a)           change in the Company’s authorized or issued shares or other equity interests; grant of any option or right to purchase shares of the Company; issuance of any security convertible into such shares; grant of any registration rights; purchase, redemption, retirement or other acquisition by the Company of any shares; or declaration or payment of any dividend or other distribution or payment with respect to any Shares;

(b)           amendment to the Governing Documents of the Company;

(c)           damage to or destruction of any asset or property of the Company, whether or not covered by insurance, having a replacement cost of more than $10,000 for any single loss or $50,000 for all such losses;

(d)           sale (other than in the ordinary course of business), lease or other disposition of any asset or property of the Company;

(e)           material change in the accounting methods used by the Company;

(f)           declaration, setting aside or payment of any dividend or other distribution in respect of any shares of capital stock of the Company or any repurchase, redemption or other acquisition by the Company of any outstanding shares of capital stock or other securities of, or other ownership interest in, the Company;

(g)           award or payment of any bonuses to Employees of the Company, or entered into any employment, deferred compensation, severance or similar agreement (nor amended any such agreement) or agreed to increase the compensation payable or to become payable by it to any of the Company’s Employees or agreed to increase the coverage or benefits available under any severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with such Employees;

(h)           making or rescinding of any election relating to taxes or settled or compromised any claim relating to taxes;

(i)           entry into any Contract, or modification or extension of any Contract;

(j)           making of any loans, advances or capital contributions to, or investments in, any Person or paid any fees or expenses to the Seller or any director, officer, partner, stockholder or Affiliate of the Seller;

(k)           mortgage, pledge or Encumbrance incurred upon any properties or assets of the Company;

(l)           making of, or commitment to make, any capital expenditures or capital additions or betterments;

(m)           issuance, creation, assumption, guarantee, endorsement or incurrence of any other liability or responsibility with respect to (whether directly, contingently, or otherwise) any Indebtedness;

(n)           grant of any license or sublicense of any rights under or with respect to any material Intellectual Property;

(o)           institution or settlement of any proceeding involving amounts in excess of $10,000; or

(p)           Contract, commitment, arrangement or understanding agreed upon or entered into by the Company to do any of the foregoing.

Section 3.8          Properties and Assets; Encumbrances.

(a)           The property and assets that the Company owns are free and clear of all Encumbrances.  With respect to the property and assets it leases, the Company is in compliance in all material respects with such leases and, to its knowledge, holds a valid leasehold interest free of any Encumbrances.  The Company does not own any real property.  Section 3.8(a) sets forth all real property and interests in real property leased by the Company (the “Company Properties”).  All of the Company Properties and buildings, fixtures and improvements thereon are in good operating condition (ordinary wear and tear excepted), and all mechanical and other systems located thereon are in good operating condition (ordinary wear and tear excepted).  The Seller has delivered to the Purchaser true, correct and complete copies of leases, together with all amendments, modifications or supplements, if any, thereto (the “Real Property Leases”).  The Company Properties are not subject to any leases or rights of occupancy, other than the leases.  Except as set forth in Section 3.8(a) of the Seller Disclosure Schedule, there does not exist any actual or threatened or contemplated, condemnation or eminent domain proceedings that affect any Company Property or any part thereof, and neither the Seller nor the Company has received any written notice of the intention of any Governmental Authority or other Person to take or use all or any part thereof.  No event has occurred that with the lapse of time or the giving of notice or both would constitute a material breach or default on the part of the Company or any other party under any Real Property Lease.

(b)           Except as set forth in Section 3.8(b) of the Seller Disclosure Schedule, the Company has good and marketable title to, or a valid leasehold interest in, all of the items of material tangible personal property used in the business of the Company (except as sold or disposed of subsequent to the date thereof in the ordinary course of business and not in violation of this Agreement), free and clear of any and all Encumbrances.  All such items of tangible personal property which, individually or in the aggregate, are material to the operation of the business of the Company are in good condition and in a state of good maintenance and repair (ordinary wear and tear excepted).  Section 3.8(b) of the Seller Disclosure Schedule sets forth a list of leases of personal property held by the Company as of the date of this Agreement that are material to the operation of the business.

Section 3.9          Intellectual Property.  Section 3.9 of the Seller Disclosure Schedule lists all Company Intellectual Property. The Company owns or possesses or can acquire on commercially reasonable terms sufficient legal rights to all Company Intellectual Property without any known conflict with, or infringement of, the rights of others. No product or service marked or sold (or proposed to be marked or sold) by the Company violates or will violate any license or infringes or will infringe any intellectual property rights of any other party.  Other than with respect to commercially available software products under standard end-user object code license agreements or as set forth in Section 3.9 of the Seller Disclosure Schedule, there are no outstanding options, licenses, agreements, claims, Encumbrances or shared ownership interest of any kind relating to the Company Intellectual Property or any Intellectual Property used by the Company, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other Person.  The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other Person.  The Company has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its Employees for its use in connection with the Company’s business.  To the Company’s knowledge, it will not be necessary to use any inventions of any of its employees or consultants (or Persons it currently intends to hire) made prior to their employment or engagement by the Company.  Each employee and consultant has assigned to the Company all intellectual property rights he or she owns that are related to the Company’s business as now conducted and as presently proposed to be conducted.

Section 3.10          Contracts.

(a)           Section 3.10(a) of the Seller Disclosure Schedule sets forth an accurate and complete list as of the date hereof of each Contract to which the Company is a party, which:

(i)           includes a term extending more than one (1) year beyond the date of this Agreement;

(ii)           involves future annual expenditures or receipts by the Company in excess of $5,000 in the aggregate during the term thereof;

(iii)           pursuant to which the Company sells products to customers or vendors;

(iv)           relates to the borrowing of money or guarantying any obligation for borrowed money or otherwise, including any Contract that is a (A) mortgage, indenture, note, installment obligation or other instrument relating to the borrowing of money, (B) letter of credit, bond or other indemnity (including letters of credit, bonds or other indemnities as to which the Company is the beneficiary, but excluding endorsements of instruments for collection) or (C) currency or interest rate swap, collar or hedge agreements;

(v)           affects the ownership of, leasing of, title to, use of, or any other possessory interest in any Company Properties;

(vi)           pursuant to which the Company uses Intellectual Property owned by a third party, except for any license implied by the sale of a product and perpetual, paid-up licenses for commonly available software programs with a value of less than $1,000 under which the Company is the licensee;

(vii)           involves any labor union or other employee representative of a group of employees;

(viii)           creates a partnership or joint venture with any other Person;

(ix)           contains covenants that in any way purport to restrict the business activity of the Company or limit the freedom of the Company to engage in any line of business, to compete with any Person or solicit or hire any person with respect to employment;

(x)           pursuant to which the Company extends a written warranty, guaranty or other similar undertaking with respect to contractual performance;

(xi)           provides for payments to Employees as a result of the transactions contemplated by this Agreement;

(xii)           involves the sale of any of the assets of the Company other than in the ordinary course of business or for the grant to any Person of any preferential rights to purchase any of the Company’s assets;

(xiii)           relates to the acquisition (by merger, purchase of stock or assets or otherwise) by the Company of any operating business or material assets or the capital stock of any other Person;

(xiv)           obligates the Company to provide or obtain products or services for a period of one (1) year or more or requiring the Company to purchase or sell a stated portion of its requirements or outputs;

(xv)           under the terms thereof, the Company has made advances or loans to any other Person;

(xvi)           provides for severance, retention, change in control or other similar payments;

(xvii)           provides for the employment of any individual on a full-time, part-time or consulting or other basis; and

(xviii)           is otherwise material to the Company.

The Contracts listed in Section 3.10(a) of the Seller Disclosure Schedule are referred to in this Agreement as the “Material Contracts”.

(b)           With respect to each such Material Contract, neither the Company party to the Material Contract nor any other party to the Material Contract is in breach or default under any material provisions of such Material Contract except for such breaches or defaults as to which requisite waivers or consents have been issued or obtained.  No event has occurred that with the lapse of time or the giving of notice or both would constitute a material breach or default on the part of the Company or any other party under any Material Contract.  Upon consummation of the transactions contemplated by this Agreement, each Material Contract will, except as otherwise stated in Section 3.10(b) of the Seller Disclosure Schedule, continue in full force and effect without penalty or other adverse consequence triggered by the consummation of the transactions contemplated by this Agreement.  Each Material Contract is enforceable as to the Company in accordance with its terms subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.  From January 1, 2011 to the date hereof, (i) no party to any of the Material Contracts has exercised any termination rights with respect thereto, (ii) no party has given written notice of any significant dispute with respect to any Material Contract, and (iii) no party has provided written notification to the Seller or the Company that it will stop or, other than generally applicable price increases, materially alter the pricing or terms of any Material Contract.  The Seller has delivered to the Purchaser true, correct and complete copies of all of the Material Contracts, together with all amendments, modifications or supplements thereto.

Section 3.11          Tax Matters.

(a)           (i) All Tax Returns required to be filed by or on behalf of the Company and any Affiliated Group of which the Company is or was a member have been duly and timely filed with the appropriate Governmental Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns have at all times been and remain true, complete and correct in all material respects and were prepared in substantial compliance with all applicable laws and regulations; and (ii) all Taxes payable by or on behalf of the Company and any Affiliated Group of which the Company is or was a member have been fully and timely paid.  With respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due or owing, the Company has made due and sufficient accruals for such Taxes in the Financial Statements and its books and records.  All required estimated Tax payments sufficient to avoid any underpayment penalties or interest have been made by or on behalf of the Company.  There are no Encumbrances for unpaid Taxes upon any of the assets of the Company.

(b)           The Company has withheld and paid all Taxes required to have been withheld and paid by any Governmental Authority in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c)           The Purchaser has received complete copies of (i) all federal, state, and local income or franchise Tax Returns of or relating to the Company since January 1, 2007 and (ii) any audit report or statement of deficiency issued within the last three (3) years relating to any Taxes due from or with respect to the Company.

(d)           No federal, state, or local tax audits or administrative or judicial Tax proceedings are pending, being conducted, or have been conducted with respect to the Company.  Neither the Company nor any Affiliated Group of which the Company is or was a member has received from any Governmental Authority any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Company or any Affiliated Group of which the Company is or was a member.

(e)           The Company is not a party to any contract, agreement, plan or arrangement that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code §280G and (ii) any amount that will not be fully deductible as a result of Code §162(m).

(f)           The Company has not been a U.S. real property holding corporation within the meaning of Code §897(c)(2) during the applicable period specified in Code §897(c)(1)(A)(ii).  The Company disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code §6662.

(g)           The Company is not a party to or bound by any tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) other than with the Seller.  The Company (A) has never been a member of any consolidated, combined, affiliated or unitary group of corporations filing a consolidated return for any Tax purposes (other than a group the parent of which was the Seller); and (B) does not have any liability for the Taxes of any Person under Treasury Regulations §1.1502-6, as a transferee or successor, by contract, or otherwise.

(h)           The Company has not received any written claim by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns such that it is or may be subject to taxation by that jurisdiction.

(i)           Neither the Company nor the Seller nor any other Person on their behalf has (i) agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of law or has any knowledge that any Governmental Authority has proposed any such adjustment, or has any application pending with any Governmental Authority requesting permission for any changes in accounting methods that relate to the Company, (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of law with respect to the Company, (iii) requested any extension of time within which to file any Tax Return, which Tax Return has since not been filed, (iv) waived any statute of limitations in respect of Taxes or granted any extension for the assessment or collection of Taxes, or (v) granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(j)           The Company is not (A) currently the subject of any agreement or ruling in respect of Taxes with any Governmental Authority, and no such agreement or ruling is pending; or (B) entitled to any Tax holiday, Tax credit, or other similar Tax incentive or benefit from any jurisdiction (other than such benefits as are generally available to all Persons engaged in business and subject to tax as a resident in such jurisdiction), which would be subject to forfeiture, recapture, or other recovery by the Governmental Authority granting such benefit in connection with the transactions contemplated hereby or in connection with any dissolution, or cessation of business in, or withdrawal of assets from or a reduction of the number of employees in the relevant jurisdiction.

(k)           The Company has, within applicable time limits, preserved all material records required by law to be preserved and all other material records required for the delivery of correct and complete Tax Returns or the computation of any Tax.

(l)           Neither the Company nor any Affiliated Group of which the Company is or was a member will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of Tax Law) executed on or prior to the Closing Date; (iii) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; (vi) election under Section 108(i) of the Code; or (vii) income that accrued in, or is attributable to, a prior taxable period but that was not included in taxable income for that or another prior taxable period;

(m)           Neither the Company nor any Affiliated Group of which the Company is or was a member is or has been a party to any “reportable transaction,” as defined in Code Section 6707A(c)(1) and Treasury Regulations §1.6011-4(b).

Section 3.12          Employee Benefit Matters.

(a)           Section 3.12(a) of the Seller Disclosure Schedule sets forth a correct and complete list of all Company Plans.

(i)           There is no Liability under (A) Title IV of ERISA, (B) Section 302 of ERISA, or (C) Sections 412 and 4971 of the Code, in each case, that would be Liability of Purchaser or the Company following the Closing.  The Company has not contributed to or has had an obligation to contribute to any plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code within the last six (6) years of the date of this Agreement.

(ii)           Correct and complete copies of the following documents, with respect to each of the Company Plans, have been made available or delivered to the Purchaser by the Sellers, to the extent applicable: (i) any plans, all amendments thereto and related trust documents, insurance contracts or other funding arrangements, and amendments thereto; (ii) the three (3) most recent Forms 5500 and all schedules thereto and the most recent actuarial report, if any; (iii) the most recent IRS determination letter; (iv) summary plan descriptions; (v) written communications to Employees relating to the Company Plans; and (vi) written descriptions of all non-written agreements relating to the Company Plans.

(iii)           The Company Plans have been maintained in all material respects in accordance with their terms and with all provisions of ERISA, the Code (including rules and regulations thereunder) and other applicable Laws and regulations, and neither the Seller nor the Company nor any “party in interest” or “disqualified person” with respect to the Company Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA.

(iv)           Each Company Plan that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code has, as of the date of this Agreement, received a favorable determination letter or opinion letter from the Internal Revenue Service, and nothing has occurred that would reasonably be expected to adversely affect such Company Plan’s qualified or tax-exempt status.

(v)           All contributions (including all employer contributions and employee salary reduction contributions) required to have been made by the Company under any of the Company Plans by law (without regard to any waivers granted under Section 412 of the Code), to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension), and all contributions for any period ending on or before the Closing Date that are not yet due will have been paid or sufficient accruals for such contributions and other payments in accordance with U.S. GAAP are duly and fully provided for on the Financial Statements.

(vi)           There are no pending actions, claims or lawsuits that have been asserted or instituted against the Company Plans, the assets of any of the trusts under the Company Plans or the sponsor or administrator of any of the Company Plans, or against any fiduciary of the Company Plans with respect to the operation of any of the Company Plans (other than routine benefit claims) that would result in a Liability for the Company.

(vii)           None of the Company Plans providing benefits to Employees of the Company provides for post-employment life or health insurance, benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), and at the expense of the participant or the participant’s beneficiary.  Each of the Company and any ERISA Affiliate which maintains a “group health plan” within the meaning Section 5000(b)(1) of the Code has materially complied with the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder.

(viii)           Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any Employee, (ii) increase any benefits otherwise payable under any Company Plan or (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Company Plan or Title IV Plan in each case that would be a Liability of Purchaser or the Company.

(ix)           There are no Company Plans to which the Company is a party or otherwise has liability that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) subject to Section 409A of the Code.  The Company does not have any commitment to compensate or reimburse any individual for penalty taxes imposed under Section 409A of the Code.

(b)           Section 3.12(b) of the Seller Disclosure Schedule lists, by individual name, each Employee who has a change of control agreement, and the Seller has delivered to the Purchaser true, correct and complete copies of all change of control agreements together with all amendments, modifications or supplements thereto.

Section 3.13          Employment and Labor Matters.  Except as set forth in Section 3.13 of the Seller Disclosure Schedule, as of the date hereof, the Company is not a party to or bound by any collective bargaining agreement and no petition has been filed or proceedings instituted by any Employee or group of Employees of the Company with any labor relations board seeking recognition of a bargaining representative.  Except as set forth in Section 3.13 of the Seller Disclosure Schedule, there is no labor strike, picketing, slowdown, lockout, employee grievance process or other work stoppage or labor dispute pending or threatened between the Company on the one hand, and any of its Employees, on the other hand.  As of the date of this Agreement, there is no organizing activity involving the Company pending or threatened by any labor organization or group of Employees.  There are no complaints, charges or claims against the Company pending or threatened that could be brought or filed, with any Governmental Authority based on, arising out of, in connection with or otherwise relating to the employment or termination of employment of or failure to employ, any individual.  The Company (i) has no direct or indirect liability with respect to any misclassification of any Person as an independent contractor rather than as an employee, (ii) is in compliance in all material respects with all applicable laws respecting employment, employment practices, labor relations, employment discrimination, health and safety, terms and conditions of employment and wages and hours, and (iii) has not received any written remedial order or notice of offense under applicable occupational health and safety law.  The Company has not incurred, and does not reasonably expect to incur, any liability or obligation under the WARN Act, and the regulations promulgated thereunder, or any similar state or local law which remains unsatisfied.

Section 3.14          Environmental, Health and Safety Matters.

(a)           The Company is and has been in compliance in all material respects with all Environmental Laws.  There has been no release or threatened release by the Company of any pollutant, contaminant or toxic or hazardous material, substance or waste, or petroleum or any fraction thereof, (each a “Hazardous Substance”) on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Company.  There have been no Hazardous Substances generated by the Company that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any governmental authority in the United States.  To the Seller’s knowledge, there are no underground storage tanks located on, no polychlorinated biphenyls (“PCBs”) or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned or operated by the Company, except for the storage of hazardous waste in compliance with Environmental Laws.  The Company has made available to the Purchasers true and complete copies of all material environmental records, reports, notifications, certificates of need, permits, pending permit applications, correspondence, engineering studies, and environmental studies or assessments.

(b)           For purposes of this Section 3.14, “Environmental Laws” means any law, regulation, or other applicable requirement relating to (a) releases or threatened release of Hazardous Substance; (b) pollution or protection of Employee health or safety, public health or the environment; or (c) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

Section 3.15          Governmental Authorizations.  The Company has all Governmental Authorizations that are necessary for it to conduct its business in the manner in which it is presently conducted.  The Company is in compliance in all material respects with all Governmental Authorizations that are necessary for it to conduct its business in the manner in which it was being conducted at the applicable time.  There are no proceedings pending or threatened, relating to the suspension, revocation or modification of any Governmental Authorization.  The representations and warranties contained in this Section 3.15 are intended to apply generally to all matters falling within their scope and, thus, notwithstanding any other representations and warranties contained in this Agreement that cover any such matters with more particularity, such other representations and warranties will be deemed to apply in addition to, and not in limitation of, the more broad representations and warranties of general applicability contained in this Section 3.15.

Section 3.16          Compliance with Laws.

(a)           The Company is in compliance in all material respects with all laws applicable to it or the conduct of its business or the ownership or use of its properties and assets.  The Company has not received any written notice of or been charged with the violation of any laws.  To the Seller’s knowledge except as set forth in Section 3.16 of the Seller Disclosure Schedule the Company is not under investigation with respect to the violation of any laws, and there are no facts or circumstances which could form the basis for any such violation, in each case.  The representations and warranties contained in this Section 3.16 are intended to apply generally to all matters falling within their scope and, thus, notwithstanding any other representations and warranties contained in this Agreement that cover any such matters with more particularity, such other representations and warranties will be deemed to apply in addition to, and not in limitation of, the more broad representations and warranties of general applicability contained in this Section 3.16.

(b)           To the Seller’s knowledge, except as forth in Section 3.16 of the Seller Disclosure Schedule, there is no legal or governmental proceeding to which the Seller or the Company is a party or of which any property or assets of the Company or any of its subsidiaries is the subject, including any proceeding before the United States Food and Drug Administration of the U.S. Department of Health and Human Services, the United States Federal Trade Commission, the United States Government Accounting Office or any comparable federal, state, local or foreign governmental bodies.  For the avoidance of doubt, for the purposes of this Section 3.16(b), “proceeding” includes any formal investigations, correspondence, or written inquiries regarding the Seller, the Company or any property or assets owned by the Seller or the Company or used in connection the Seller’s or the Company’s operation or business.

Section 3.17          Legal Proceedings.  As of the date of this Agreement, there is no proceeding pending or threatened: (i) against either the Seller that questions or challenges the validity of this Agreement or the ability of the Seller to consummate any of the transactions contemplated by this Agreement; or (ii) against the Company or any of its properties or assets.  Other than as disclosed on Section 3.17(a) of the Seller Disclosure Schedule, the Company is not subject to any outstanding judgment.  Section 3.17(b) of the Seller Disclosure Schedule sets forth a list of those Proceedings that have been pending during the last three (3) years prior to the date of this Agreement that, if adversely determined, are, or would have been, reasonably likely to result in a liability in excess of $50,000 by the Company.

Section 3.18          Insurance.  The Company holds, or there are applicable to the Company, insurance policies in full force and effect (i) for such amounts as are sufficient for all requirements of law and all agreements to which the Company is a party or by which it is bound, and (ii) which are in such amounts, with such deductibles and against such risks and losses, as are, in the Seller’s judgment, reasonable for the business, assets and properties of the Company.  Set forth in Section 3.18 of the Seller Disclosure Schedule is a list of all insurance policies and all fidelity bonds as of the date hereof held by or applicable to the Company setting forth, in respect of each such policy, the policy number, carrier, term, type and amount of coverage, whether the policies may be terminated upon consummation of the transactions contemplated hereby and if and to what extent events being notified to the insurer after the Closing Date are generally excluded from the scope of the respective policy.  Excluding insurance policies that have expired and been replaced in the ordinary course of business, no insurance policy has been cancelled within the last two (2) years and no threat has been made to cancel any insurance policy of the Company during such period.  Except as noted on Section 3.18 of the Seller Disclosure Schedule, all such insurance will remain in full force and effect immediately following the consummation of the transactions contemplated hereby.  No event has occurred as of the date hereof, including the failure by the Company to give any notice or information or the Company giving any inaccurate or erroneous notice or information, which limits or impairs the rights of the Company under any such insurance policies.

Section 3.19          Accounts and Notes-Receivable and Payable.

(a)           The Company has no notes receivable.  All accounts receivable of the Company have arisen from bona fide transactions in the ordinary course of business consistent with past practice.  None of the accounts receivable of the Company (i) are subject to any setoffs or counterclaims or (ii) represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement.

(b)           All accounts payable of the Company reflected in the Financial Statements or arising after the Balance Sheet Date are the result of bona fide transactions in the ordinary course of business and have been paid or are not yet due and payable.

Section 3.20          Related Party Transactions.

(a)           As of the date hereof, other than, in the case of Employees of the Company, salaries, benefits and other transactions pursuant to Company Plans, no employee, officer, consultant or director of the Company (“Related Persons”) (i) owes any amount to the Company nor does the Company owe any amount to, or has the Company committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Person, (ii) is involved in any business arrangement or other relationship with the Company (whether written or oral), (iii) owns any property or right, tangible or intangible, that is used by the Company, or (iv) owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is a competitor, supplier, customer, landlord, tenant, creditor or debtor of the Company other than the Seller.

(b)           Section 3.20(b) of the Seller Disclosure Schedule sets forth a list of all Contracts and commercial dealings between or among the Seller and/or any of its Affiliates, on the one hand, and the Company, on the other hand (each an “Affiliate Contract”) and identifies and details the aggregate dollar amounts of all purchase and sale transactions between or among the Seller and/or any of its Affiliates, on the one hand, and the Company, on the other hand.  Section 3.20(b) of the Seller Disclosure Schedule also details all properties and/or services shared (directly or indirectly) between or among, or utilized (directly or indirectly) by both, the Seller and/or any of its Affiliates, on the one hand, and the Company, on the other hand.

Section 3.2          Customers and Suppliers.

(a)           Section 3.21(a) of the Seller Disclosure Schedule sets forth a list of the ten (10) largest suppliers of the Company, as measured by the dollar amount of purchases therefrom during the fiscal year ending December 31, 2010 and the completed portions of the fiscal year from January 1, 2011 to August 31, 2011 showing the approximate total purchases by the Company from each such supplier, during such period.

(b)           From the Balance Sheet Date to the date hereof, none of the suppliers set forth in Section 3.21(a) of the Seller Disclosure Schedule has provided written notification to the Seller or the Company that it will stop or, other than generally applicable price increases, materially increase the cost of, its supply of materials, products or services used by the Company.

(c)           As of the Signing Date, the Seller has provided the Purchaser with access to all (i) customer contact and other information necessary for operation of or used in connection with the Company and (ii) computer software or programs or other Company Intellectual Property used in connection with the business of the Company, including any such software or programs used in connection with customer sales or commission tracking.

Section 3.22          Certain Payments.  Neither the Company, nor any director, officer, employee, consultant, or other Person acting on it’s behalf, has directly or indirectly (i) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (A) to obtain favorable treatment in securing business for the Company, (B) to pay for favorable treatment for business secured by the Company, (C) to obtain special concessions or for special concessions already obtained, for or in respect of the Company, or (D) in violation of any Law, or (ii) established or maintained any fund or asset with respect to the Company that has not be recorded in the books and records of the Company

Section 3.23          Brokers Fees.  Except as set forth in Section 3.23 of the Seller Disclosure Schedule, neither the Company nor the Seller has incurred any Liability to pay any fees or commissions to any broker, finder or agent in connection with any of the transactions contemplated by this Agreement for which the Purchaser would become liable or obligated or for which the Company, after the Closing Date, will have any continuing obligation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Seller as follows, except as set forth on the disclosure schedule delivered by the Purchaser to the Seller concurrently with the execution and delivery of this Agreement and dated as of the date of this Agreement (the “Purchaser Disclosure Schedule”):

Section 4.1          Organization and Good Standing.  The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, and has all requisite corporate power and authority to conduct its business as it is presently conducted.

Section 4.2          Authority and Enforceability.  The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Purchaser.  The Purchaser has duly and validly executed and delivered this Agreement.  Assuming the due authorization, execution and delivery of this Agreement and the Ancillary Agreements by the Seller and the other parties thereto, this Agreement constitutes the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) laws governing specific performance, injunctive relief and other equitable remedies.

Section 4.3          No Conflict.

(a)           Neither the execution, delivery and performance of this Agreement by the Purchaser, nor the consummation by the Purchaser of the transactions contemplated by this Agreement, will conflict with or violate Purchaser’s Governing Documents.

(b)           No consent, waiver, approval, order, permit, Governmental Authorization or other authorization of, or declaration or filing with, or notification to, any Person or Governmental Authority is required on the part of the Purchaser in connection with the execution and delivery of this Agreement, respectively, the compliance by the Purchaser with any of the provisions hereof and thereof, or the consummation of the transactions contemplated hereby or thereby.

Section 4.4          Legal Proceedings.  There is no Proceeding pending against the Purchaser that questions or challenges the validity of this Agreement or that may prevent, delay, make illegal or otherwise interfere with the ability of the Purchaser to consummate any of the transactions contemplated by this Agreement.

ARTICLE 5
COVENANTS

Section 5.1          Access and Investigation.  Until the Closing and upon reasonable advance notice from the Purchaser (except as may be necessary to comply with law), the Seller will, and will cause the Company to, allow the Purchaser and its accountants, counsel, financial advisors and other representatives reasonable access during normal business hours and without unreasonable interference with the operation of the business of the Company to (a) the Company properties and facilities (including all the buildings, structures, fixtures, appurtenances and improvements erected, attached or located thereon), (b) the Company’s books, financial information (including working papers and data in the possession of the Company or the Seller or their respective independent public accountants, internal audit reports, and “management letters” from such accountants with respect to the Company systems of internal control), (c) Contracts and records of the Company, (d) such other materials and information about the Company as the Purchaser may reasonably request and (e) members of management of the Company as the Purchaser may reasonably request.  The Purchaser will, and will cause its representatives to, hold confidential all information so obtained in accordance with the terms of the Confidentiality Agreement.

Section 5.2           Operation of the Businesses of the Company.

(a)           Until the Closing, except as otherwise set forth in this Agreement, the Seller Disclosure Schedule or as otherwise consented to by the Purchaser (which consent will not be unreasonably withheld, conditioned or delayed), the Seller will cause the Company to:

(i)           conduct its business in the ordinary course of business in all material respects; and

(ii)           use its commercially reasonable efforts to (A) preserve the present business operations, organization (including officers and Employees) and goodwill of the Company and (B) preserve the present relationships with Persons having business dealings with the Company (including customers and suppliers).

(b)           Until the Closing, except as otherwise set forth in this Agreement, the Seller Disclosure Schedule or as otherwise consented to in writing by the Purchaser (which consent will not be unreasonably withheld, conditioned or delayed), the Seller will not cause or permit the Company to:

(i)           amend its Governing Documents;

(ii)           transfer, issue, sell, dispose or, pledge or encumber any shares of its capital stock or securities convertible into any such shares, or any options, warrants or rights to acquire any such shares or other convertible securities;

(iii)           declare, set aside or pay any dividend or other distribution in respect of its capital stock, other than dividends and other distributions payable solely in cash;

(iv)           effect any recapitalization, reclassification, stock split, combination or like change in the capitalization of the Company, or amend the terms of any outstanding securities of the Company;

(v)           terminate, amend, restate, supplement or waive any rights under any Material Contract or Real Property Lease, other than in the ordinary course of business;

(vi)           waive, compromise, cancel or release any debt, right or claim of a material value to the Company other than in the ordinary course of business;

(vii)           acquire, by merger or consolidation with another entity, by purchase or otherwise, any material properties or assets or sell, assign, license, transfer, convey, lease or otherwise dispose of any of the material properties or assets of, or used by, the Company, other than in the ordinary course of business;

(viii)           issue, create, incur, assume, guarantee, endorse or otherwise become liable or responsible with respect to (whether directly, contingently or otherwise) any Indebtedness from third parties;

(ix)           enter into any commitment for capital expenditures of the Company in excess of $5,000 for any individual commitment and $10,000 for all commitments in the aggregate;

(x)           make a change in its accounting or tax reporting principles, methods or policies;

(xi)           enter into any Contract, understanding or commitment that restrains, restricts, limits or impedes the ability of the Company to compete with or conduct any business or line of business in any geographic area or solicit the employment of any persons;

(xii)           settle or compromise any pending or threatened proceeding or any claim or claims, in each case involving an amount individually in excess of $5,000;

(xiii)           change or modify its credit, collection or payment policies, procedures or practices, including acceleration of collections or receivables (whether or not past due) or fail to pay or delay payment of payables or other liabilities;

(xiv)           take any action which would adversely affect the ability of the parties to consummate the transactions contemplated by this Agreement;

(xv)           make or change any material Tax election, settle or compromise any material Tax liability, file any material Tax Return, amend any Tax Return, or enter into any closing or other Tax agreement with a Government Authority; or

(xvi)           agree to do anything (A) prohibited by this Section 5.2, or (B) intended to make any of the representations and warranties of the Seller in this Agreement or instruments or documents delivered in connection herewith or therewith untrue or incorrect in any material respect or could result in any of the conditions to the Closing not being satisfied.

Section 5.3          Consents and Filings; Commercially Reasonable Efforts.

(a)           Subject to the terms and conditions provided in this Section 5.3, the Seller will use its commercially reasonable efforts to obtain at the earliest practicable date all consents, waivers and approvals from, and provide all notices to, all Persons, which consents, waivers, approvals and notices are required to consummate, or in connection with, the transactions contemplated by this Agreement.  All such consents, waivers, approvals and notices will be in writing and in form and substance satisfactory to the Purchaser, and executed counterparts of such consents, waivers and approvals will be delivered to the Purchaser promptly after receipt thereof, and copies of such notices will be delivered to the Purchaser promptly after the making thereof.  Notwithstanding anything to the contrary in this Agreement, neither the Seller nor any of its Affiliates, nor the Purchaser nor any of its Affiliates (which for purposes of this sentence will include the Company), will be required to pay any amounts in connection with obtaining any consent, waiver or approval.

(b)           Subject to, and not in limitation of, Section 5.3(a), the Seller will, and will cause the Company to, and the Purchaser will use its commercially reasonable efforts to (i) take, or cause to be taken, all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.

(c)           Notwithstanding the any provision within this Agreement to the contrary, subject to the provisions of Section 5.8, the Seller shall use best efforts to secure the stockholder votes necessary to approve the transactions contemplated by this Agreement.

Section 5.4          Non-Solicitation; Confidentiality.

(a)           The parties agree to continue to abide by that certain Non-Disclosure & Confidentiality Agreement between the Seller and the Purchaser, dated July 11, 2011 (the “Confidentiality Agreement”), which will survive until the Closing, at which time the Confidentiality Agreement will terminate; provided, however, that if this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement will continue in full force and effect in accordance with its terms.

(b)           After the Closing, the Seller will not and will cause its Employees and Affiliates not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than authorized officers, directors and employees of the Purchaser or use or otherwise exploit for its own benefit or for the benefit of anyone other than the Purchaser, the Company Information, except to the extent compelled by law or to the extent that such Company Information (i) must be disclosed in connection with the obligations of the Seller pursuant to this Agreement or (ii) can be shown to have been in the public domain through no fault of the Seller.  Notwithstanding the foregoing, in no event will this Section 5.4(a) limit or otherwise restrict the right of the Seller to disclose such Company information (i) to its and its Affiliates’ respective directors, officers, employees, consultants, agents and advisors to the extent reasonably required to facilitate the negotiation, execution, delivery or performance of this Agreement, (ii) to any Governmental Authority or arbitrator to the extent reasonably required in connection with any proceeding relating to the enforcement of this Agreement, and (iii) in connection with its indemnification obligations under this Agreement.  “Company Information” means any information with respect to the Company, including methods of operation, customer lists, products, prices, fees, costs, technology, inventions, trade secrets, know-how, software, marketing methods, plans, personnel, suppliers, competitors, markets or other specialized information or proprietary matters.

(c)           For a period of eighteen (18) months from and after the Closing Date, the Seller will not, and will cause its directors, officers, consultants, employees and Affiliates not to, directly or indirectly hire, solicit or assist others in soliciting the employment of any of the Employees of the Company unless such Employee is also an employee, advisor or consultant of the Seller; provided, however, nothing in this Agreement will prohibit or limit (i) the Seller from making general employment solicitations through public advertisements, or (ii) solicitations by employee search firms engaged by the Seller but not directed by the Seller towards any such Employee of the Company or prohibit or limit the Seller from hiring any individuals who respond to such solicitations.

(d)           The covenants and undertakings contained in this Section 5.4 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of this Section 5.4 will cause irreparable injury to the Purchaser, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated.  Accordingly, the remedy at law for any breach of this Section 5.4 will be inadequate.  Therefore, the Purchaser will be entitled to seek temporary and permanent injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of this Section 5.4 without the necessity of proving actual damage or posting any bond whatsoever.  The rights and remedies provided by this Section 5.4 are cumulative and in addition to any other rights and remedies which Purchaser may have hereunder or at law or in equity.

(e)           The parties hereto agree that, if any court of competent jurisdiction determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of this Section 5.4 is unreasonable, arbitrary or against public policy, then a lesser period of time, geographical area, business limitation or other relevant feature which is determined by such court to be reasonable, not arbitrary and not against public policy may be enforced against the applicable party.

Section 5.5          Public Announcements.  Each party agrees not to issue any press release or make any other public announcement relating to this Agreement without the prior written approval of the other party unless required by applicable securities law or securities listing standards (in the reasonable opinion of counsel to the disclosing party) in which case the Seller and the Purchaser will have the right to review such press release or other announcement prior to issuance, distribution or publication.

Section 5.6          Post-Closing Cooperation.

(a)           The Purchaser and the Seller shall cooperate with each other, and shall cause their officers, employees, agents, auditors and representatives to cooperate with each other, after the Closing to ensure the orderly transition of the Business from the Seller to the Purchaser and to minimize any disruption to the Business and the other respective businesses of the Seller and the Purchaser that might result from the transactions contemplated hereby.  After the Closing, upon reasonable written notice, the Purchaser and the Seller shall furnish or cause to be furnished to each other and their employees, counsel, auditors and representatives access, during normal business hours, to such information and assistance relating to the Business (to the extent within the control of such party) as is reasonably necessary for financial reporting and accounting matters.

(b)           After the Closing, upon reasonable written notice, the Purchaser and the Seller shall furnish or cause to be furnished to each other, as promptly as practicable, such information and assistance (to the extent within the control of such party) relating to the transaction contemplated hereby (including, access to books and records) as is reasonably necessary for the filing of all Tax returns, and making of any election related to Taxes, the preparation for any audit by any taxing authority, and the prosecution or defense of any claim, suit or proceeding related to any Tax return.  The Seller and the Purchaser shall cooperate with each other in the conduct of any audit or other proceeding relating to Taxes involving the Business.  In the event that the Seller shall after the Closing take any position in any state or Tax return, or reach any settlement or agreement on audit, which is in any manner inconsistent with any position taken by the Seller in any filing, settlement or agreement made by the Seller prior to the Closing and such inconsistent position (i) requires the payment by the Purchaser of more Tax than would have been required to be paid had such position not been taken or such settlement or agreement not been reached or (ii) accelerates the time at which any Tax must be paid by the Purchaser, or the Seller, as the case may be, shall provide timely and reasonable notice to the Purchaser of such position.

(c)           After the Closing, the Purchaser agrees, and agrees to cause the Company to, give the Seller access and copies to any records or documentation and to otherwise provide assistance to the Seller, at no charge to the Seller, in connection with any governmental or regulatory investigations, inquiries or other similar proceedings.

(d)           Each party shall reimburse the other for reasonable out-of-pocket costs and expenses incurred in assisting the other pursuant to Section 5.6(a) and (b).  Neither party shall be required by this Section 5.6 to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations (or, in the case of the Purchaser, the Business).

Section 5.7          No Shop.

(a)           The Seller will not, and will not permit its respective Affiliates, directors, officers, Employees, representatives or agents (collectively, the “Representatives”) to, directly or indirectly, (i) discuss, encourage, negotiate, undertake, initiate, authorize, recommend, propose or enter into, whether as the proposed surviving, merged, acquiring or acquired corporation or otherwise, any transaction involving a merger, consolidation, business combination, purchase or disposition of any material amount of the assets of the Company or any capital stock or other ownership interests of the Company other than the transactions contemplated by this Agreement (an “Alternate Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Alternate Transaction, (iii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Company in connection with an Alternate Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing.

(b)           The Seller will (and will cause its Representatives to) immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than the Purchaser) conducted heretofore with respect to any Alternate Transaction.  The Seller agrees not to release any third party from the confidentiality and standstill provisions of any agreement to which the Company is a party.

(c)           Notwithstanding anything to the contrary contained in Section 5.8(a), Section 5.8(b) or elsewhere in this Agreement, in the event that the Seller or the Company receives after the date of this Agreement and prior to obtaining the approval of the shareholders of the Seller contemplated by Section 5.3(c) an unsolicited, bona fide written Alternative Transaction Proposal which the Board of Directors of the Seller or the Company reasonably determines to be a Superior Proposal, the Seller and the Company may then take the following actions:

(i)           Furnish any information with respect to the Seller and the Company to the Person or group (and their respective Representatives) making such Alternative Transaction Proposal; provided, that (A) prior to furnishing any such information, it receives from such Person or group an executed confidentiality agreement containing confidentiality terms at least as restrictive as the terms contained in the Confidentiality Agreement, and (B) contemporaneously with furnishing any such information to such Person or group, it furnishes such information to Purchaser; and

(ii)           Engage in discussions or negotiations with such Person or group (and their Representatives) with respect to such Alternative Transaction Proposal.

Nothing contained herein shall prevent the Seller from disclosing to the shareholders of the Seller a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to an Alternative Transaction Proposal if the Seller determines that failure to disclose such position would be reasonably likely to be inconsistent with applicable Law.

(d)           Notification.  In addition to the obligations of the Parties set forth in this Section 5.8, as promptly as practicable (and in any event within one (1) Business Day) after receipt of any Alternative Transaction Proposal, any request for nonpublic information, or any inquiry relating in any way to, or that would reasonably be expected to lead to, any Alternative Transaction Proposal, the Seller shall provide the Purchaser with written notice of the material terms and conditions of such Alternative Transaction Proposal, request, or inquiry, and the identity of the Person or group making any such Alternative Transaction Proposal, request, or inquiry, and a copy of all written materials provided to it in connection with such Alternative Transaction Proposal, request, or inquiry. In addition, the Seller shall provide the Purchaser as promptly as practicable (and in any event within one (1) Business Day) with all information as is reasonably necessary to keep the Purchaser fully informed of all material oral or written communications regarding, and the status and changes to the economic or other material terms of, any such Alternative Transaction Proposal, request, or inquiry, and shall provide, as promptly as reasonably practicable, to the Purchaser a copy of all material written materials provided by or to the Seller its, or any of its Representatives in connection with such Alternative Transaction Proposal, request, or inquiry.

(e)           Changes of Recommendation; Termination.  The Board of Directors of the Seller thereof shall not, directly, or indirectly, (i) (A) withdraw or qualify (or amend or modify in a manner adverse to the Purchaser) or publicly propose to withdraw or qualify (or amend or modify in a manner adverse to the Purchaser), the approval, recommendation, or declaration of advisability by such Board of Directors of this Agreement, or the transactions contemplated hereby, or (B) recommend, adopt, or approve, or propose publicly to recommend, adopt, or approve, any Alternative Transaction Proposal, or (ii) approve or recommend, or publicly propose to approve or recommend, or allow the Company or the Seller or any of their Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar agreement, arrangement or understanding (A) constituting, or relating to, any Alternative Transaction Proposal, or (B) requiring it (or that would require it) to abandon, terminate, or fail to consummate any other Transaction (any of the foregoing actions being referred to herein as an “Adverse Recommendation Change”).  Notwithstanding anything to the contrary set forth in this Section 5.8(e) or in any other provision of this Agreement, the Board of Directors of the Seller may, solely in response to a Superior Proposal, terminate this Agreement pursuant to Section 7.1(f) and concurrently enter into a definitive agreement with respect to such Superior Proposal and make an Adverse Recommendation Change to its shareholders, if, and only if, all of the following conditions in clauses (i) through (vi) are met:

(i)           such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal;

(ii)           the approval of this Agreement and the transactions contemplated hereby by the shareholders of the Seller has not been obtained;

(iii)           the Seller has (A) provided to the Purchaser five (5) Business Days’ prior written notice that states (1) the Seller has received a Superior Proposal, (2) the material terms and conditions of the Superior Proposal (including the per share value of the consideration offered therein and the identity of the Person or group of Persons making the Superior Proposal) and copies of the relevant proposed transaction agreements with the Person or group of Persons making such Superior Proposal and other material documents, including the definitive agreement with respect to such Superior Proposal, and (3) it intends to terminate this Agreement, and the manner in which it intends to do so, and (B) prior to terminating this Agreement, to the extent requested by the Purchaser, engaged in good faith negotiations with the Purchaser to amend this Agreement in such a manner that the Alternative Transaction Proposal ceases to constitute a Superior Proposal;

(iv)           the Board of Directors of the Seller has determined in good faith that, in light of such Superior Proposal and taking into account any revised terms offered by the Purchaser, the failure to terminate this Agreement and accept the Superior Proposal would reasonably be likely to constitute a breach of its fiduciary duties under applicable law; and

(v)           the Seller pays all fees and expenses as required pursuant to Section 7.2(c).

Section 5.8          Notification of Certain Matters.  The Seller will give notice to the Purchaser and the Purchaser will give notice to the Seller, as promptly as reasonably practicable upon becoming aware of (a) any fact, change, condition, circumstance, event, occurrence or non-occurrence that has caused or is reasonably likely to cause any representation or warranty in this Agreement made by it to be untrue or inaccurate in any respect at any time after the date hereof and prior to the Closing, (b) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or (c) the institution of or the threat of institution of any proceeding against the Seller or the Company related to this Agreement or the transactions contemplated hereby; provided that the delivery of any notice pursuant to this Section 5.8 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice, or the representations or warranties of, or the conditions to the obligations of, the parties hereto.

Section 5.9           Additional Capital Contribution.  Prior to the Closing, the Seller shall make a capital contribution to the Company in an amount equal to all outstanding debt owed by the Company to the Seller as of October 1, 2011 and shall provide the Purchaser written evidence of such capital contribution (the “Additional Capital Contribution”).

Section 5.10         Removal of GeneLink from Credit Card Merchant Account Guarantee.  Within thirty (30) days after the Closing, the Purchaser shall remove the Seller as a guarantor of any credit card merchant services accounts of the Company, and the Seller shall have no further responsibility or obligation with respect to such accounts as of the date of such removal.

Section 5.11         Further Actions.  Subject to the other express provisions of this Agreement, upon the request of any party to this Agreement, the other parties will execute and deliver such other documents, instruments and agreements as the requesting party may reasonably require for the purpose of carrying out the intent of this Agreement and the transactions contemplated by this Agreement.

ARTICLE 6
CONDITIONS PRECEDENT TO OBLIGATION TO CLOSE

Section 6.1            Conditions to the Obligation of the Purchaser.  The obligation of the Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction, on or before the Closing Date, of each of the following conditions (any of which may be waived by the Purchaser, in whole or in part):

(a)           No Action.  There must not be in effect any law or judgment that would prohibit or make illegal the consummation of the transactions contemplated by this Agreement or cause the transactions contemplated by this Agreement to be rescinded following consummation;

(b)           Approval by Shareholders.

(i)           The Seller shall use its reasonable best efforts to submit a preliminary proxy statement to the Securities and Exchange Commission (the “SEC”) providing for the solicitation of the vote of all of the Seller’s shareholders vote in favor of the transactions contemplated by this Agreement (the “Preliminary Proxy Statement”) within thirty (30) days of the execution of this Agreement (the “Signing”).

(ii)           The Seller shall print and mail to shareholders the final proxy statement requesting each shareholder’s approval of the transactions contemplated by this Agreement along with all other necessary soliciting materials (together, the “Final Proxy Statement”) within five (5) Business Days after (i) receipt of notice of the SEC waiving review or (ii) the finalization of any SEC comments issued in connection with the Preliminary Proxy Statement (the “Mailing Period”).

(iii)           The Seller shall hold any shareholder meeting necessary to vote upon the matters within the Final Proxy Statement within thirty (30) days of the last day of the Mailing Period (the “Shareholder Meeting”).

(iv)           The Seller and the Purchaser shall close on the transactions contemplated by this Agreement within five (5) Business Days of the Shareholder Meeting.

(c)           Distribution Agreement.  The Seller and Gene Elite shall have entered into the LDA on mutually acceptable terms relating to the licensing of Seller-owned Intellectual Property.

(d)           Additional Capital Contribution.  The Seller shall make the Additional Capital Contribution to the Company.

Section 6.2          Conditions to the Obligation of the Seller.  The obligation of the Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction, on or before the Closing Date, of each of the following conditions (any of which may be waived by the Seller, in whole or in part):

(a)           No Action.  There must not be in effect any law or judgment that would prohibit or make illegal the consummation of the transactions contemplated by this Agreement or cause the transactions contemplated by this Agreement to be rescinded following consummation.

(b)           Licensing and Distribution Agreement.  The Seller and Gene Elite shall have entered into the LDA.

(c)           Payments.  Purchaser shall have paid the Purchase Price and Gene Elite shall have paid the Remaining LDA Payment.

ARTICLE 7
TERMINATION

Section 7.1          Termination Events.  This Agreement may, by written notice given before or at the Closing, be terminated:

(a)           by mutual consent of the Purchaser and the Seller;

(b)           by either the Purchaser or the Seller if any Governmental Authority has issued a nonappealable final judgment or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; provided, however, that the right to terminate this Agreement under this Section 7.1(b) will not be available to any party whose failure to fulfill any material covenant under this Agreement has been the cause of or resulted in the action or event described in this Section 7.1(b) occurring;

(c)           by the Seller or the Purchaser if the number of votes in favor of this Agreement cast by the shareholders of the Seller required for the consummation of the transaction contemplated by this Agreement shall not have been obtained at the meeting of the shareholders of the Seller or at any adjournment thereof duly held for such purpose;

(d)           by the Board of Directors of the Seller if all of the conditions set forth in Section 5.7 have been met;

(e)           by the Purchaser if the Seller has not satisfied the closing condition under Section 6.1(b) on or before March 31, 2012 (the “Termination Date”), provided, however, that in the event the Seller is diligently pursuing its obligations pursuant to Section 6.1(b), the Seller may extend the Termination Date to June 30, 2012, upon notice to the Purchaser; or

(f)           by the Seller if the Purchaser and Gene Elite have not made the payments required in Section 6.2(c) within five (5) Business Days after GeneLink’s shareholders have approved the transactions contemplated by this Agreement pursuant to the Shareholders Meeting.

Section 7.2          Effect of Termination.

(a)           If this Agreement is terminated pursuant to Section 7.1(a), the parties shall determine the terms and conditions of such termination.

(b)           If this Agreement is terminated pursuant to Section 7.1(c) or Section 7.1(d), (i) the Seller shall pay the Purchaser a break-up fee in the amount of Three Hundred Thousand and 00/100 Dollars ($300,000.00), which shall compensate the Purchaser for the time and expense dedicated to the transactions contemplated by this Agreement, payable upon the closing of the transaction contemplated by the Superior Proposal, (ii) Gene Elite shall retain the initial eight million (8,000,000) warrants issued to Gene Elite (the “Gene Elite Initial Warrants”) pursuant to the Warrant Purchase Agreement dated as of the date of this Agreement (the “Warrant Agreement”) and the six million (6,000,000) Performance Warrants issuable under the Warrant Agreement shall be issued and vest immediately as of such termination, provided that all “cashless” exercise rights associated with the Gene Elite Initial Warrants and the Performance Warrants shall be deemed immediately forfeited by the warrant holder at the time of the vesting of the Performance Warrants as provided by this Section 7.2(b); and (iii) upon written notice to the Seller (the “Purchaser Termination Notice”), which Purchaser Termination Notice must be given within five (5) days after the termination of this Agreement pursuant to Section 7.1(c) or Section 7.1(d), Gene Elite may immediately terminate the LDA and all rights and obligations of the parties thereunder, in which case the Seller shall return to Gene Elite the LDA Signing Amount within ninety (90) days of receipt of the Purchaser Termination Notice.

(c)           If this Agreement is terminated pursuant to Section 7.1(f), then (i) GeneLink may immediately terminate the LDA and all rights and obligations of the parties thereunder, in which event Gene Elite shall forfeit the LDA Signing Amount, and (ii) the Warrant Agreement, and all rights and obligations of the parties thereunder, shall be terminated and all warrants received by Gene Elite pursuant to the Warrant Purchase Agreement shall be cancelled.

(d)           In the event that this Agreement is terminated, any profits and/or losses in connection with the operation of the Company as provided for under the Management Agreement will be allocated between the parties as of the date of such termination, as more particularly described in Section 11 of the Management Agreement.

(e)           Notwithstanding the other provisions of this Section 7.2, if this Agreement is terminated pursuant to Section 7.1, this Agreement and all rights and obligations of the parties under this Agreement automatically end without liability against any party or its Affiliates, except that Section 5.4(a) (Non-Solicitation; Confidentiality), Section 5.5 (Public Announcements), Section 7.4 (Certain Effects of Termination), Article 10 (General Provisions) and this Section 7.2 will remain in full force and survive any termination of this Agreement.

Section 7.3          Procedure Upon Termination.  In the event of termination and abandonment by the Purchaser or the Seller, or both, pursuant to Section 7.1, after the expiration of any applicable cure periods, written notice thereof will forthwith be given to the other party or parties, and this Agreement will terminate, and the purchase of the Shares hereunder will be abandoned, without further action by the Purchaser, the Company or the Seller.

Section 7.4           Certain Effects of Termination.  If the Purchaser or the Seller terminates this Agreement pursuant to Section 7.1, the Purchaser will comply with the Confidentiality Agreement regarding the return and/or destruction of any information furnished to the Purchaser in connection with this Agreement.

ARTICLE 8

INDEMNIFICATION

Section 8.1            Indemnification by the Seller.  Except for the terms of this Agreement governing the indemnification of certain Tax matters as provided in Article 9, the Seller hereby agrees to indemnify the Purchaser and its directors, officers, Employees, Affiliates (including the Company), stockholders, agents, attorneys, representatives, successors and assigns (collectively, the “Purchaser Indemnified Parties”) and hold each of them harmless from and against, and pay to the applicable Purchaser Indemnified Parties the amount of, any and all claims, losses, liabilities, costs and expenses (including expenses in connection with any action, suit or proceeding, whether involving a third party claim or a claim solely between the parties hereto) (individually, a “Loss” and, collectively, “Losses”), as suffered or incurred (payable promptly upon written request) by such Purchaser Indemnified Party arising from or related to (i) any breach by the Seller or any of it Affiliates of (A) any representation or warranty of the Seller that is contained in this Agreement, but only in the event that any such breach existed as of the Signing Date and did not occur thereafter or (B) any covenant of the Seller contained in this Agreement but only in the event that any such breach existed as of the Signing Date and did not occur thereafter; or (ii) any fees, expenses or other payments incurred or owed by the Seller or the Company to any brokers (other than 50% of any fees payable to James Giordano), financial advisors or comparable other persons retained or employed by it in connection with the transactions contemplated by this Agreement.

Section 8.2             Indemnification by Purchaser.  Except for the terms of this Agreement governing the indemnification of certain Tax matters as provided in Article 9, from and after the Closing, the Purchaser shall indemnify the Seller and its Affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives against, and agrees to hold them harmless from, any Loss, as incurred (payable promptly upon written request), for or on account of or arising from or in connection with or otherwise with respect to (i) any breach of any representation or warranty of the Purchaser contained in this Agreement or in any document delivered in connection herewith, (ii) any breach of any covenant of Purchaser contained in this Agreement, or (iv) any fees, expenses or other payments incurred or owed by Purchaser to any brokers, financial advisors or other comparable persons retained or employed by it in connection with the transactions contemplated by this Agreement.

Section 8.3          Calculation of Losses.  The amount of any Loss for which indemnification is provided under this Article 8 shall be increased to take account of any net Tax cost incurred by the indemnified party arising from the receipt of indemnity payments hereunder (grossed up for such increase).

Section 8.4           Procedures.

(a)           In order for a party (the “indemnified party”), to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim made by any person against the indemnified party (a “Third Party Claim”), such indemnified party must notify the indemnifying party in writing of the Third Party Claim receipt by such indemnified party of notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been actually and materially prejudiced as a result of such failure.  Thereafter, the indemnified party shall deliver to the indemnifying party, promptly following the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third Party Claim.

(b)           If a Third Party Claim is made against an indemnified party, the indemnifying party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the indemnifying party; provided, however, that such counsel is not reasonably objected to by the indemnified party. Should the indemnifying party so elect to assume the defense of a Third Party Claim, the indemnifying party shall not be liable to the indemnified party for any legal expenses subsequently incurred by the indemnified party in connection with the defense thereof.  If the indemnifying party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense.  The indemnifying party shall be liable for the fees and expenses of counsel employed by the indemnified party for any period during which the indemnifying party has not assumed the defense thereof (other than during any period in which the indemnified party shall have failed to give notice of the Third Party Claim as provided above).  If the indemnifying party chooses to defend or prosecute a Third Party Claim, all the indemnified parties shall cooperate in the defense or prosecution thereof.  Such cooperation shall include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Whether or not the indemnifying party assumes the defense of a Third Party Claim, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the indemnifying party’s prior written consent which consent shall not be unreasonably withheld.  If the indemnifying party assumes the defense of a Third Party Claim, the indemnified party shall agree to any settlement, compromise or discharge of a Third Party Claim that the indemnifying party may recommend and that by its terms obligates the indemnifying party to pay the full amount of the liability in connection with such Third Party Claim, which releases the indemnified party completely in connection with such Third Party Claim and that would not otherwise adversely affect the indemnified party.  Notwithstanding the foregoing, the indemnifying party shall not be entitled to assume the defense of any Third Party Claim (and shall be liable for the fees and expenses of counsel incurred by the indemnified party in defending such Third Party Claim) if the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the indemnified party that the indemnified party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages.  If such equitable relief or other relief portion of the Third Party Claim can be so separated from that for money damages, the indemnifying party shall be entitled to assume the defense of the portion relating to money damages.

(c)           Other Claims.  In the event any indemnified party should have a claim against any indemnifying party under Section 8.1 or Section 8.2 that does not involve a Third Party Claim being asserted against or sought to be collected from such indemnified party, the indemnified party shall deliver notice of such claim with reasonable promptness to the indemnifying party.  The failure by any indemnified party so to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to such indemnified party under Section 8.1 or Section 8.2, except to the extent that the indemnifying party demonstrates that it has been materially prejudiced by such failure.  If the indemnifying party does not notify the indemnified party within ten (10) Business Days following its receipt of such notice that the indemnifying party disputes its liability to the indemnified party under Section 8.1 or Section 8.2, such claim specified by the indemnified party in such notice shall be conclusively deemed a liability of the indemnifying party under Section 8.1 or Section 8.2 and the indemnifying party shall pay the amount of such liability to the indemnified party on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined.  If the indemnifying party has timely disputed its liability with respect to such claim, as provided above, the indemnifying party and the indemnified party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in an appropriate court of competent jurisdiction.

Section 8.5          Setoff.  Any amount owed to any Purchaser Indemnified Parties by the Seller pursuant to Section 8.1 shall first be set-off against any amounts owed by any Purchaser Indemnified Parties to the Seller or its Affiliates under this Agreement, including any amounts owed in connection with the Earnout Consideration.

Section 8.6          Limitation of Liability.  Notwithstanding anything in this Agreement to the contrary, in no event shall (i) the Seller be liable to the Purchaser Indemnified Parties for any Losses under this Article 8 over and above Seven Million Five Hundred Thousand and 00/100 Dollars ($7,500,000) aggregated across all such Losses, or (ii) either party be liable to the other party under this Article 8 or otherwise for any punitive, consequential or special damages, claims of lost or prospective profits or any similar claim or damage.

Section 8.7          Price Adjustment.  Any payment pursuant to this Article 8 shall be treated for all tax purposes as an adjustment to the Purchase Price.

ARTICLE 9
TAX MATTERS

Section 9.1          Tax Matters.  The following provisions shall govern the allocation of responsibility between the Seller and the Purchaser for certain Tax matters following the Closing Date.

(a)           Tax Indemnification.  Notwithstanding anything else contained in this Agreement, the Seller shall indemnify the Company and the Purchaser and hold them harmless from and against, any loss, claim, liability, expense or other damage attributable to (i) all Taxes (or the nonpayment thereof) of Company for all Tax periods ending on or before the Closing Date and the portion through the end of the Closing Date of any Tax period that includes (but does not end on) the Closing Date (each such Tax period or portion thereof hereinafter is referred to as a “Pre-Closing Tax Period”), (ii) all Taxes of any member of an affiliated, consolidated, combined, or unitary group of which the Company (or any predecessor of the Company) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or foreign law or regulation; and (iii) any and all Taxes of any person (other than Company) imposed on the Company as a transferee or successor, by Contract or pursuant to any law, which Taxes relate to an event or transaction occurring before the Closing.  Seller shall reimburse Purchaser for any Taxes that are the responsibility of Seller within thirty (30) Business Days after payment of such Taxes by the Purchaser or the Company.

(b)           Straddle Period.  In the case of any Tax period that includes (but does not end on) the Closing Date (such Tax period hereinafter is referred to as a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of the Company for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the Closing Date (and for such purpose, the Tax period of any partnership or other pass-through entity in which Company holds any beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes of the Company for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days from the beginning of the Straddle Period through and including the Closing Date and the denominator of which is the number of days in such Straddle Period.

(c)           Responsibility for Filing Tax Returns for Periods through Closing Date.  The Seller shall include the income of the Company (including any deferred items triggered into income by Treasury Regulations §1.1502-13 and any excess loss account taken into income under Treasury Regulations §1.1502-19) on the Seller’s consolidated federal income Tax Returns for all periods through the Closing Date and pay any federal income Taxes attributable to such income.  For all taxable periods ending on or before the Closing Date, the Seller shall cause the Company to join the Seller’s consolidated federal income Tax Return and, in jurisdictions requiring separate reporting from the Seller, to file separate company state and local income Tax Returns.  All such Tax Returns shall be prepared and filed in a manner consistent with prior practice, except as required by a change in applicable law.  The Purchaser shall have the right to review and comment on any such Tax Returns prepared by the Seller.  The Purchaser shall cause the Company to furnish information to the Seller as reasonably requested by the Seller to allow the Seller to satisfy its obligations under this section in accordance with past custom and practice.  The Purchaser shall cause the Company to file income Tax Returns or shall include the Company in its combined or consolidated income Tax Returns for all periods other than periods ending on or before the Closing Date.

(d)           Cooperation on Tax Matters. After the Closing Date, the parties hereto shall:

(i)           cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to Section 9.1(c) and any audits of, or disputes with Governmental Authorities regarding, any Taxes or Tax Returns of the Company and take any actions reasonably requested by the other party in connection therewith;

(ii)           make available to one another and to any Governmental Authority, as reasonably requested in connection with any Tax Return described in this section or any audit, litigation, or other proceeding with respect to Taxes, all reasonably relevant information relating to any Taxes or Tax Returns of the Company, and make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder;

(iii)           furnish one another with copies of all correspondence received from any Governmental Authority in connection with any Tax audit or information request with respect to any Pre-Closing Tax Period;

(iv)           use their respective best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce, or eliminate any Tax that could be imposed (including, without limitation, with respect to the transactions contemplated hereby);

(v)           upon request, provide to the other party all information that the other party may be required to report pursuant to Code Section 6043, or Code Section 6043A, or Treasury Regulations promulgated thereunder; and

(vi)           retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Governmental Authority, and to give the other Person reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Person so requests, the Purchaser or the Seller, as the case may be, shall allow the other Person to take possession of such books and records.

(e)           Tax Sharing Agreements.  All Tax sharing agreements or similar agreements with respect to or involving Company shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby nor have any liability thereunder.

(f)           Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration, and other such Taxes, and all conveyance fees, recording charges, and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid by Seller when due, and Seller will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees, and charges, and, if required by applicable law, the Purchaser will, and will cause the Company to, join in the execution of any such Tax Returns and other documentation.

(g)           Audits.  The Seller shall allow the Purchaser and its counsel to participate in any audit of the Seller’s consolidated federal income Tax Returns to the extent that such returns relate to the Company.  The Seller shall not settle any such audit in a manner that would adversely affect the Company after the Closing Date without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld.

(h)           Carrybacks.  The Seller shall immediately pay to the Purchaser any Tax refund (or reduction in Tax liability) resulting from a carryback of a post-acquisition Tax attribute of the Company into the Seller consolidated Tax Return, when such refund (or reduction) is realized by the Seller’s group.  At the Purchaser’s request, the Seller will cooperate with the Company in obtaining such refund (or reduction), including through the filing of amended Tax Returns or refund claims.  The Purchaser agrees to indemnify Seller for any Taxes resulting from the disallowance of such post-acquisition Tax attribute on audit.

(i)           Retention of Carryovers.  The Seller shall not elect to retain any net operating loss carryover or capital loss carryovers of the Company.

(j)           Section 338(h)(10) Election.  At the Purchaser’s option, the Seller and the Purchaser shall join in making an election under Code Section 338(h)(10) (and any corresponding election under state, local or non-U.S. Tax law) (collectively a “Section 338(h)(10) Election”) with respect to the purchase and sale of the stock of the Company hereunder.  The Seller will pay any Tax attributable to the making of the Section 338(h)(10) Election and will indemnify the Purchaser and the Company against any adverse consequences arising out of any failure to pay such Tax.   The parties agree that the Total Consideration and the liabilities of the Company will be allocated to the assets of the Company for all purposes (including Tax and financial accounting purposes) in a manner consistent with Code Section 338 and Code Section 1060 and the regulations thereunder.  The Purchaser, the Company and the Seller shall file all Tax Returns (including amended Tax Returns and claims for refund) and information reports in a manner consistent with such allocation.

ARTICLE 10
GENERAL MATTERS

Section 10.1          Further Assurances.  From time to time, as and when requested by any party, each party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, as such other party may reasonably deem necessary to consummate the transactions contemplated by this Agreement.

Section 10.2           Entire Agreement.  This Agreement contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous arrangement or understanding with respect thereto.

Section 10.3           Counterparts.  This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

Section 10.4           Governing Law; Jurisdiction.  All of the terms of this Agreement and the duties, rights and remedies of the parties to it and any and all matters arising directly or indirectly herefrom and therefrom shall be governed by and construed according to the laws of the State of New York without respect to the conflicts of law provisions thereof.  Each of the parties hereto hereby (i) irrevocably consents and submits to the sole exclusive personal jurisdiction and venue of the state and federal courts in New York County, New York (and of the appropriate appellate courts from any of the foregoing) in connection with any proceeding directly or indirectly arising out of or relating to this Agreement; provided that a party to this Agreement shall be entitled to enforce an order or judgment of such court in any United States or foreign court having jurisdiction over the other party hereto, (ii) waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein, (iii) agrees not to commence any proceeding other than in such courts and (iv) agrees that service of any summons, complaint, notice or other process relating to any proceeding in connection herewith may be effected in the manner provided for the giving of notice hereunder as set forth in Section 10.5 below. Each party hereto hereby waives to the fullest extent permitted by applicable law, any right it or he may have to a trial by jury in respect to any suit, action or other proceeding directly or indirectly arising out of, under or in connection with this Agreement.

Section 10.5          Notice.  All notices and other communications under this Agreement must be in writing and are deemed duly delivered when (a) delivered if delivered personally or by nationally recognized overnight courier service (costs prepaid), (b) sent by facsimile with confirmation of transmission by the transmitting equipment (or, the first Business Day following such transmission if the date of transmission is not a Business Day) or (c) received or rejected by the addressee, if sent by U.S. certified or registered mail, return receipt requested; in each case to the following addresses or facsimile numbers and marked to the attention of the individual (by name or title) designated below (or to such other address, facsimile number or individual as a party may designate by notice to the other parties):

If to the Seller:

GeneLink, Inc.
317 Wekiva Springs Road
Suite 200
Longwood, FL  32779
Attention:  Bernard L. Kasten, Jr., M.D.
Chief Executive Officer
E-Mail:  bkasten@genelinkbio.com

With a copy (which will not constitute notice) to:

Fox Rothschild LLP
2000 Market Street, 20th Floor
Philadelphia, PA 19103
Attention:  Bradley S. Rodos, Esquire
E-Mail:  brodos@foxrothschild.com

If addressed to Purchaser:

Capsalus Corp.
2675 Paces Ferry Road
Atlanta, GA 30339
Attention:  Steven M. Grubner
Interim Chief Executive Officer
E-Mail:  sgrubner@capsalus.com

With a copy  (which will not constitute notice) to:

Lowenstein Sandler, PC
65 Livingston Avenue
Roseland, NJ  07068
Attention:  Steven B. Fuerst, Esquire
E-Mail:  sfuerst@lowenstein.com

If addressed to Gene Elite:

Gene Elite LLC
1481 N. Ocean Boulevard
Pompano Beach, Florida 33062
Att: Gilbert Peter
Email: gpeter@fidelityholdings.com

Section 10.6          Partial Invalidity.  If any term or provision of this Agreement is at any time held to be invalid by any court of competent jurisdiction, such invalidity shall not affect the remaining terms and provisions of this Agreement, which shall continue to be in full force and effect.

Section 10.7          Interpretation.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall have the meaning as defined in this Agreement.  When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been executed as of the date first above written.

PURCHASER CAPSALUS CORP.

By:	/s/ Steven M. Grubner
Name: Steven M. Grubner
Title: Interim Chief Executive Officer

SELLER: GENELINK, INC.

By:	/s/ Bernard L. Kasten, Jr., M.D.
Name: Bernard L. Kasten, Jr., M.D.
Title: Chief Executive Officer